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                                                                  Exhibit (a)(4)

                           [SPEEDFAM-IPEC LETTERHEAD]


                                                               January 3, 2002

DEAR ELIGIBLE SPEEDFAM-IPEC OPTION HOLDER:

      Due to today's difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that your option may not currently be providing appropriate performance incentives, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

      As a result, I am happy to announce that we are offering to certain eligible employees of SpeedFam-IPEC the opportunity to exchange outstanding options with an exercise price of $6.00 or more for new options. Executive officers, directors, consultants, and employees who received option grants after July 2, 2001 are not eligible to participate in this exchange offer. You may tender (surrender) all or none of these options to the Company in exchange for new options. However, the Company will not accept partial tenders of options.

      The number of shares of common stock subject to new options will be equal to 50% of the number of shares subject to the options tendered and accepted for exchange. This means that for every two options to purchase common stock that you tender and we accept for exchange, you will receive one new option to purchase common stock. Further, the number of shares of common stock subject to the new options will be adjusted for any stock splits, stock dividends, and similar events completed prior to the issuance of the new options. We will grant the new options on or about the first business day which is at least six months and one day following the date we accept and cancel the tendered options. For example, if we accept and cancel the tendered options on January 31, 2002, as currently scheduled, we will grant the new options on or about August 1, 2002.

      You must be a current employee of SpeedFam-IPEC from the date you tender options continuously until the date we grant the new options in order to receive new options. If you do not remain an employee, you will not receive any new option or any other consideration for the options tendered by you and canceled by the Company.

      The per share exercise price of all new options will equal the last reported sale price of our common stock on the Nasdaq Stock Market's National Market on the date we grant the new options.

      Fifty percent of the new options will vest immediately upon grant and the rest will vest annually in twenty-five percent increments over the subsequent two years. SpeedFam-IPEC expects that there will be no accounting charges to the Company as a result of the stock exchange program. Moreover, the Company does not anticipate that there will be any tax consequences to U.S. option holders. Eligible option holders in other jurisdictions are encouraged to consult their tax advisors.
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      The new options will be granted under, and subject to, the terms of the particular option plan that the old option was originally granted under. However, any options tendered for exchange that were originally granted under the Integrated Process Equipment Corporation 1992 Stock Option Plan will be replaced with options under the new SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan. If we accept your options for exchange, we will forward a new option agreement to you promptly following the issuance of the new options.

      The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

      The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks, which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of the Company's offer.

      If you have any questions about the offer, please contact Kevin West at
(480) 705-2112 or by e-mail to kwest@sfamipec.com.

We thank you for your continued efforts on behalf of SpeedFam-IPEC.

                              Sincerely,



                              Richard J. Faubert
                              President and Chief Executive Officer

Enclosures